CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As at		September 30, 2016	December 31, 2015
(millions of Canadian dollars)	Notes
Assets
Current assets
Accounts receivable		$35.9	$57.9
Prepaid expenses and other		6.7	11.6
		42.6	69.5
Non-current assets
Deferred income tax asset		711.5	711.5
Exploration and evaluation assets	6	31.4	33.0
Property, plant and equipment	5	2,554.5	2,845.6
Investments in joint ventures	8	117.4	119.5
Goodwill	7	137.3	149.0
		3,552.1	3,858.6
Total assets		$3,594.7	$3,928.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$119.3	$166.8
Taxes payable		3.7	3.7
Current portion of provisions	13	18.3	45.7
Credit facility	9, 11	887.1	923.8
Derivative contracts	12	3.7	—
		1,032.1	1,140.0
Non-current liabilities
Long-term debt	10	1,451.4	1,554.6
Related party loans	19	702.6	629.9
Long-term liability	14	71.0	67.7
Non-current provisions	13	798.9	811.2
		3,023.9	3,063.4
Total liabilities		$4,056.0	$4,203.4
Shareholder's equity (deficiency)
Shareholder's capital		3,860.8	3,860.8
Contributed surplus		10.5	10.5
Deficit		(4,332.3)	(4,146.6)
Accumulated other comprehensive loss	18	(0.3)	—
Total shareholder's deficiency		(461.3)	(275.3)
Total liabilities and shareholder's deficiency		$3,594.7	$3,928.1

Commitments [Note 20]
Subsequent Events [Note 19]

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended		Nine months ended
		September 30		September 30
(millions of Canadian dollars)	Notes	2016	2015	2016	2015

Petroleum and natural gas sales		$78.5	$131.9	$231.5	$401.3
Royalties		(12.7)	(11.5)	(28.6)	(36.8)
Revenues		65.8	120.4	202.9	364.5

Expenses
Operating		30.8	64.7	127.5	208.1
Transportation and marketing		(0.4)	1.3	1.9	4.3
General and administrative		12.4	15.1	41.6	48.4
Depletion, depreciation and amortization	5	61.6	103.0	203.2	300.3
Exploration and evaluation	6	0.5	0.6	2.5	5.2
Loss from joint ventures	8	6.6	9.8	35.7	25.9
Losses (gains) on disposition of assets	5	(17.6)	0.9	(34.9)	6.2
Finance costs	15	33.9	34.8	109.6	96.5
Derivative contract losses	12	9.9	3.7	17.1	1.8
Foreign exchange loss (gain)	16	22.8	122.6	(108.0)	239.6
Loss (gain) on senior notes exchange	10	0.1	—	(19.7)	—
Loss on onerous contract	5, 13	9.4	—	9.4	—
Impairment	5, 13	2.7	542.0	2.7	636.2
Loss before income tax		(106.9)	(778.1)	(185.7)	(1,208.0)
Current income tax expense		—	—	—	5.1
Income tax recovery		—	(189.4)	—	(313.9)
Net loss		$(106.9)	$(588.7)	$(185.7)	$(899.2)

Other comprehensive loss ("OCL")
Items that may be reclassified to net income
Gain (loss) on designated cash flow hedges, net of tax	12, 18	0.6	6.1	(0.3)	4.4
Comprehensive loss		$(106.3)	$(582.6)	(186.0)	$(894.8)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (DEFICIENCY) (UNAUDITED)

					Accumulated
					Other	Total
					Comprehensive	Shareholder’s
		Shareholder’s	Contributed		Income (Loss)	Equity
(millions of Canadian dollars)	Notes	Capital	Surplus	Deficit	("AOCI")	(Deficiency)
Balance at December 31, 2015		$3,860.8	$10.5	$(4,146.6)	$—	$(275.3)
Losses on derivatives designated as cash flow hedges, net of tax	18	—	—	—	(0.3)	(0.3)
Net loss		—	—	(185.7)	—	(185.7)
Balance at September 30, 2016		$3,860.8	$10.5	$(4,332.3)	$(0.3)	$(461.3)

Balance at December 31, 2014		$3,860.8	$10.3	$(2,337.7)	$1.4	$1,534.8
Gains on derivatives designated as cash flow hedges, net of tax	18	—	—	—	4.4	4.4
Net loss		—	—	(899.2)	—	(899.2)
Shareholder loan		—	0.2	—	—	0.2
Balance at September 30, 2015		$3,860.8	$10.5	$(3,236.9)	$5.8	$640.2

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Nine months ended September 30
(millions of Canadian dollars)	Notes	2016	2015
Cash provided by (used in)
Operating Activities
Net loss		$(185.7)	$(899.2)
Items not requiring cash
Loss from joint ventures	8	35.7	25.9
Depletion, depreciation and amortization	5	203.2	300.3
Non-cash finance costs	15	42.6	41.3
Unrealized losses (gains) on derivative contracts	12	15.8	(0.6)
Unrealized loss (gain) on foreign exchange	16	(69.3)	238.8
Non-cash exploration and evaluation costs	6	2.5	5.2
Losses (gains) on disposition of assets	5	(34.9)	6.2
Loss (gain) on senior notes exchange	10	(19.7)	—
Deferred income tax recovery		—	(313.9)
Loss on onerous contract	13	9.4	—
Impairment	5	2.7	636.2
Other non-cash items		1.2	12.0
Realized foreign exchange gain on senior notes exchange	10	(16.3)	—
Settlement of decommissioning and environmental remediation liabilities	13	(4.2)	(10.7)
Change in non-cash working capital	17	(31.5)	(55.8)
Cash used in operating activities		$(48.5)	$(14.3)

Financing Activities
Credit facility (repayment) borrowings, net	9	(35.3)	260.4
Borrowings from related party loans	19	71.9	148.5
Senior notes exchange costs	10	(5.2)	—
Cash from financing activities		$31.4	$408.9

Investing Activities
Additions to property, plant and equipment	5	(4.3)	(206.9)
Additions to exploration and evaluation assets	6	(1.0)	(1.1)
Property dispositions (acquisitions), net	5	74.8	31.8
Corporate acquisition, net of cash acquired		—	(34.9)
Investment in joint ventures	8	(45.5)	(84.2)
Distributions received from joint ventures	8	13.4	4.3
Change in non-cash working capital	17	(20.3)	(103.6)
Cash from (used) in investing activities		$17.1	$(394.6)

Change in cash		—	—
Cash, at beginning of the period		—	—
Cash, at end of the period		$—	$—

Interest paid		$54.7	$39.2

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Tabular amounts in millions of Canadian dollars unless otherwise indicated) (unaudited)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest”, “HOC” or the “Company”) is an energy company in the business of the exploration, development, and production of crude oil, bitumen, natural gas and natural gas liquids in western Canada. Harvest has two reportable segments; Upstream and BlackGold oil sands. For further information regarding these reportable segments, see note 4.

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada. Harvest’s principal place of business is located at 1500, 700 – 2nd Street SW, Calgary, Alberta, Canada T2P 2W1.

2.	Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Accounting Standard (“IAS”) 34 – “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements are condensed as they do not include all of the information required by IFRS for annual financial statements and therefore should be read in conjunction with Harvest’s audited consolidated financial statements for the year ended December 31, 2015.

The condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on November 9, 2016.

Basis of Measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments, which are measured at fair value.

Functional and Presentation Currency

In these condensed interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

Use of Estimates and Judgment

Significant estimates and judgment used in the preparation of the financial statements are described in note 5 of the annual Consolidated Financial Statements as at and for the year ended December 31, 2015. There have been no significant changes to the use of estimates or judgments since December 31, 2015, except for at June 30, 2016 Harvest re-aligned certain cash generating units with its current asset base as a result of ongoing divestiture activity and corporate re-organization.

3.	Significant Accounting Policies

These condensed interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 4 of the Company’s annual Consolidated Financial Statements as at and for the year ended December 31, 2015.

There were no new or amended standards issued during the three and nine months ended September 30, 2016 that are applicable to Harvest in future periods. A description of additional accounting pronouncements that will be adopted by Harvest in future periods can be found in note 3 of the Audited Consolidated Financial Statements for the year ended December 31, 2015.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.	Segment Information

Harvest’s operating segments are determined based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Harvest’s chief operating decision makers. The Company’s reportable segments are:

•	Upstream Operations, which consists of exploration, development, production and subsequent sale of petroleum, natural gas and natural gas liquids in western Canada.
•

BlackGold Oil Sands, which is an oil sands project located near Conklin, Alberta. Phase 1 of the project is designed to produce 10,000 barrels of bitumen per day. The project is currently in the commissioning phase and the decision to complete commissioning of the central processing facility and commence steam injection depends on a number of factors including the bitumen price environment.

	Three months ended September 30
	Upstream		BlackGold		Total
	2016	2015	2016	2015	2016	2015
Petroleum and natural gas sales	$78.5	$131.9	$—	$—	$78.5	$131.9
Royalties	(12.7)	(11.5)	—	—	(12.7)	(11.5)
Revenues and other income	65.8	120.4	—		65.8	120.4

Expenses
Operating	28.8	61.0	2.0	3.7	30.8	64.7
Transportation and marketing	(0.4)	1.3	—	—	(0.4)	1.3
General and administrative	11.8	14.3	0.6	0.8	12.4	15.1
Depletion, depreciation and amortization	61.4	102.8	0.2	0.2	61.6	103.0
Exploration and evaluation	0.5	0.6	—	—	0.5	0.6
Losses (gains) on disposition of assets	(17.6)	0.9	—	—	(17.6)	0.9
Derivative contracts losses	9.9	3.7	—	—	9.9	3.7
Impairment	2.7	280.0	—	262.0	2.7	542.0
Loss from joint ventures	6.6	9.8	—	—	6.6	9.8
Operating loss	$(37.9)	$(354.0)	$(2.8)	$(266.7)	$(40.7)	$(620.7)

Finance costs					33.9	34.8
Foreign exchange losses					22.8	122.6
Loss on senior notes exchange					0.1	—
Loss on onerous contract					9.4	—
Income tax recovery					—	(189.4)
Net Loss					$(106.9)	$(588.7)

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Nine months ended September 30
	Upstream		BlackGold		Total
	2016	2015	2016	2015	2016	2015
Petroleum and natural gas sales	$231.5	$401.3	$—	$—	$231.5	$401.3
Royalties	(28.6)	(36.8)	—	—	(28.6)	(36.8)
Revenues and other income	202.9	364.5	—	—	202.9	364.5

Expenses
Operating	119.7	199.0	7.8	9.1	127.5	208.1
Transportation and marketing	1.9	4.3	—	—	1.9	4.3
General and administrative	39.9	46.2	1.7	2.2	41.6	48.4
Depletion, depreciation and amortization	202.7	300.0	0.5	0.3	203.2	300.3
Exploration and evaluation	2.5	5.2	—	—	2.5	5.2
Losses (gains) on disposition of assets	(34.9)	6.2	—	—	(34.9)	6.2
Derivative contract losses	17.1	1.8	—	—	17.1	1.8
Impairment	2.7	374.2	—	262.0	2.7	636.2
Loss from joint ventures	35.7	25.9	—	—	35.7	25.9
Operating loss	$(184.4)	$(598.3)	$(10.0)	$(273.6)	$(194.4)	$(871.9)

Finance costs					109.6	96.5
Foreign exchange losses (gains)					(108.0)	239.6
Loss on senior notes exchange					(19.7)	—
Loss on onerous contract					9.4	—
Current income tax expense					—	5.1
Income tax recovery					—	(313.9)
Net loss					$(185.7)	$(899.2)

	Three months ended September 30
	Upstream		BlackGold		Total
Capital Additions	2016	2015	2016	2015	2016	2015
Additions to PP&E	$2.3	$18.5	$(0.1)	$0.9	$2.2	$19.4
Additions to E&E	0.2	0.6	—	—	0.2	0.6
Corporate acquisition	—	3.2	—	—	—	3.2
PP&E & E&E dispositions, net of acquisitions	(31.5)	(1.5)	—	—	(31.5)	(1.5)
Net capital additions (disposals)	$(29.0)	$20.8	$(0.1)	$0.9	$(29.1)	$21.7

	Nine months ended September 30
	Upstream		BlackGold		Total
Capital Additions	2016	2015	2016	2015	2016	2015
Additions to PP&E	$4.3	$123.0	$—	$65.5	$4.3	$188.5
Additions to E&E	1.0	1.1	—	—	1.0	1.1
Corporate acquisition	—	51.8	—	—	—	51.8
PP&E & E&E dispositions, net of acquisitions	(170.2)	(60.0)	—	—	(170.2)	(60.0)
Net capital additions (disposals)	$(164.9)	$115.9	$—	$65.5	$(164.9)	$181.4

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Investments in
	Joint Ventures	PP&E	E&E	Goodwill	Total Assets
September 30, 2016
Upstream	$117.4	$1,531.8	$31.4	$137.3	$2,571.9
BlackGold	—	1,022.7	—	—	1,022.8
Total	$117.4	$2,554.5	$31.4	$137.3	$3,594.7

December 31, 2015
Upstream	$119.5	$1,835.4	$33.0	$149.0	$2,917.9
BlackGold	—	1,010.2	—	—	1,010.2
Total	$119.5	$2,845.6	$33.0	$149.0	$3,928.1

5.	Property, Plant and Equipment (“PP&E”)

	Upstream	BlackGold	Total
Cost:
As at December 31, 2015	$5,342.2	$1,501.7	$6,843.9
Additions	4.3	—	4.3
Disposals, net of property acquisitions	(410.4)	—	(410.4)
Change in decommissioning liabilities	67.6	13.0	80.6
As at September 30, 2016	$5,003.7	$1,514.7	$6,518.4

Accumulated depletion, depreciation, amortization and impairment losses:
As at December 31, 2015	$3,506.8	$491.5	$3,998.3
Depreciation, depletion and amortization	202.7	0.5	203.2
Disposals	(240.3)	—	(240.3)
Impairment	2.7	—	2.7
As at September 30, 2016	$3,471.9	$492.0	$3,963.9

Net Book Value:
As at September 30, 2016	$1,531.8	$1,022.7	$2,554.5
As at December 31, 2015	$1,835.4	$1,010.2	$2,845.6

General and administrative costs directly attributable to PP&E addition activities of $0.6 million and $1.9 million have been capitalized during the three and nine months ended September 30, 2016, respectively (2015 – $2.3 million and $10.7 million). No borrowing costs relating to the development of BlackGold assets have been capitalized within PP&E during the three and nine months ended September 30, 2016 (2015 – $nil and $9.7 million, respectively, at a weighted average interest rate of 4.4%) .

At September 30, 2016, the BlackGold oil sands assets of $1.0 billion (December 31, 2015 – $1.0 billion) were excluded from the asset base subject to depreciation, depletion and amortization. In early 2015, the BlackGold oil sands central processing facility was substantially completed, however, no depletion expense was incurred for the three and nine months ended September 30, 2016 as Harvest uses the unit-of-production method and the BlackGold assets currently have no production. There were no indicators of impairment at September 30, 2016 for Harvest’s BlackGold oil sands CGU and therefore no impairment was recognized during the three and nine months ended September 30, 2016 (2015 – $262.0 million for both periods).

During the three and nine months ended September 30, 2016, Harvest recognized an impairment expense of $2.7 million against leasehold improvements and furniture and fixtures in its Head Office, relating to an operating lease that was classified as an onerous contract. See Note 13 – Provisions.

There were no indicators of impairment at September 30, 2016 for Harvest’s Upstream CGUs, therefore no impairment was recognized for the three and nine months ended September 30, 2016 (2015 – $280.0 million and $374.2 million, respectively). At June 30, 2016, Harvest reviewed and adjusted its CGUs as a result of the Company’s ongoing divestiture activity and corporate re-organization. CGU’s were aggregated based on proximity of operations, product composition, cash flows and management monitoring.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On August 16, 2016, Harvest closed the disposition of its oil and gas assets in South Alberta for net proceeds of $6.7 million. Harvest also closed the disposition of its oil and gas assets in Saskatchewan for net proceeds of $61.6 million on June 30, 2016. Together with other insignificant dispositions of Upstream assets and additional net proceeds of $6.5 million, Harvest recognized a gain of $17.6 million and $34.9 million for the three and nine months ended September 30, 2016, respectively (2015 – losses of $0.9 million and $6.2 million), relating to the de-recognition of PP&E, E&E, goodwill and decommissioning and environmental liabilities.

6.	Exploration and Evaluation Assets (“E&E”)

As at December 31, 2015	$33.0
Additions	1.0
Disposition	(0.1)
Impairment	(2.5)
As at September 30, 2016	$31.4

During the three and nine months ended September 30, 2016, $0.5 million and $2.5 million (2015 – $0.6 million and $5.2 million), respectively, of E&E costs were impaired as they were no longer deemed to be technically feasible and commercially viable.

7.	Goodwill

As at December 31, 2015	$149.0
Disposals	(11.7)
As at September 30, 2016	$137.3

As a result of the disposition of Harvest’s oil and gas assets, $2.6 million and $11.7 million of goodwill was de- recognized relating to the assets sold for the three and nine months ended September 30, 2016, respectively. See note 5 – PP&E. There were no impairment indicators at September 30, 2016.

8.	Investment in Joint Ventures

	September 30, 2016 Ownership Interest		December 31, 2015	Ownership Interest
Deep Basin Partnership ("DBP")	$52.5	82.03%	$50.5	81.17%
HK MS Partnership ("HKMS")	64.9	70.21%	69.0	69.93%
Investments in joint ventures	$117.4		$119.5

	DBP	HKMS	Total
Balance as at December 31, 2015	$50.5	$69.0	$119.5
Additional investments	46.0	1.0	47.0
Share of income (losses)	(42.4)	6.7	(35.7)
Distributions	(1.6)	(11.8)	(13.4)
Balance as at September 30, 2016	$52.5	$64.9	$117.4

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize the financial information of the DBP and HKMS joint ventures:

	September 30, 2016		December 31, 2015
	DBP	HKMS	DBP	HKMS
Cash and cash equivalents	$2.1	$—	$0.1	$0.1
Other current assets	21.7	13.7	22.1	13.3
Total current assets	$23.8	$13.7	$22.2	$13.4
Non-current assets	185.6	101.2	212.8	102.6
Total assets(1)	$209.4	$114.9	$235.0	$116.0

Current liabilities	$16.8	$0.9	$48.9	$1.8
Non-current financial liabilities	134.9	107.9	131.1	109.2
Other non-current liabilities	6.8	6.4	6.0	4.8
Total liabilities(1)	$158.5	$115.2	$186.0	$115.8

Net assets (liabilities) (1)	$50.9	$(0.3)	$49.0	$0.2

(1)	Balances represent 100% share of DBP and HKMS

	Three months ended September 30
	2016		2015
	DBP	HKMS	DBP	HKMS
Revenues(2)	$8.2	$5.6	$9.5	$6.1
Depletion, depreciation and amortization	(9.7)	(0.9)	(13.0)	(0.8)
Operating expenses and other	(6.6)	0.1	(8.1)	(0.2)
Finance costs	(0.7)	(4.9)	(0.8)	(4.9)
Net income (loss)(1)	$(8.8)	$(0.1)	$(12.4)	$0.2

(1)	Balances represent 100% share of DBP and HKMS
(2)	Revenues are net of royalties for the DBP.

	Nine months ended September 30
	2016		2015
	DBP	HKMS	DBP	HKMS
Revenues(2)	$22.5	$17.8	$21.6	$13.9
Impairment	(1.4)	—	—	—
Depletion, depreciation and amortization	(29.4)	(2.6)	(30.9)	(2.3)
Operating expenses and other	(22.1)	(0.8)	(19.2)	(1.2)
Loss on disposition of assets	(9.8)	—	—	—
Finance costs	(2.1)	(14.7)	(2.0)	(10.0)
Net income (loss)(1)	$(42.3)	$(0.3)	$(30.5)	$0.4

(1)	Balances represent 100% share of DBP and HKMS
(2)	Revenues are net of royalties for the DBP.

The following table summarizes 100% of DBP’s contractual obligations and estimated commitments as at September 30, 2016:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Preferred distribution liability payments(1)	$—	$—	$—	$135.0	$135.0
Firm processing commitment	23.2	46.5	46.5	60.0	176.2
Decommissioning and environmental liabilities(1)	0.1	0.2	0.1	14.2	14.6
Total	$23.3	$46.7	$46.6	$209.2	$325.8

(1)	Represents the undiscounted obligation by period.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2016, Harvest’s top-up obligation related to the preferred distribution liability payments was estimated as $14.5 million (December 31, 2015 - $2.0 million), using a discount rate of 14% (December 31, 2015 - 29%). This top-up obligation has been included in the derivative contract losses in the statement of comprehensive loss and in the long-term liability at September 30, 2016 (see note 14 – Long-Term Liability). This top-up obligation is accounted for by Harvest at fair value through profit and loss and is estimated using a probabilistic model of the estimated future cash flows of the DBP (level 3 fair value inputs). The cash flow forecast is based on management’s internal assumptions of the volumes, commodity prices, royalties, operating costs and capital expenditures specific to the DBP. There have been no changes to significant inputs of this calculation since December 31, 2015, except for the discount rate.

The following table summarizes 100% of HKMS’s contractual obligations and estimated commitments as at September 30, 2016:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Decommissioning and environmental liabilities(1)	$—	$—	$—	$13.7	$13.7
Total	$—	$—	$—	$13.7	$13.7

(1)	Represents the undiscounted obligation by period.

Related party transactions

Deep Basin Partnership

As the operator of the DBP assets, Harvest has collected revenues and paid expenses on behalf of DBP. In addition, as managing partner, Harvest charges DBP for marketing fees and general and administrative expenses. For the three and nine months ended September 30, 2016, Harvest charged DBP a marketing fee of $0.1 million and $0.2 million (2015 - $0.1 million and $0.2 million), respectively, and general and administrative expenses of $0.3 million and $0.7 million (2015 - $0.4 million recovery and $0.7 million), respectively. As at September 30, 2016, $9.7 million remains outstanding to DBP from Harvest (December 31, 2015 - $14.1 million).

HKMS Partnership

Harvest charged HKMS general and administrative expenses of $0.1 million and $0.2 million for the three and nine months ended September 30, 2016, respectively (2015 - $nil and $0.1 million). As at September 30, 2016, $0.6 million remains outstanding to Harvest from HKMS (December 31, 2015 - $1.1 million outstanding to HKMS from Harvest).

9.	Credit Facility

	September 30, 2016	December 31, 2015
Amount Drawn	$888.6	$926.6
Deferred financial fees	(1.5)	(2.8)
Credit facility	$887.1	$923.8

For the three and nine months ended September 30, 2016, interest charges on the credit facility borrowings aggregated to $3.3 million and $10.8 million (2015 - $3.8 million and $13.8 million), respectively, reflecting an effective interest rate of 1.5% and 1.6%, respectively (2015 – 1.7% and 2.2%).

Harvest was not in compliance with its debt covenant under the credit facility at December 31, 2015 and therefore the credit facility was classified as a current liability at December 31, 2015. On February 5, 2016, Harvest’s syndicate banks consented to a waiver of this covenant effective until the maturity date of the credit facility of April 30, 2017. As at September 30, 2016 the credit facility was classified as a current liability.

10.	Long-Term Debt

	September 30, 2016	December 31, 2015
6⅞% senior notes due 2017 (US$282.5 million)(1)	$370.5	$685.7
2⅛% senior notes due 2018 (US$630 million)	824.4	868.9
2⅓% senior notes due 2021 (US$195.8 million)(1)	256.5	—
Long-term debt outstanding	$1,451.4	$1,554.6

(1)	As at December 31, 2015, the principal amount of the 6⅞% senior notes was US$500 million and 2⅓% senior notes was $nil.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On June 16, 2016 Harvest completed the partial exchange of its 6⅞% senior notes due 2017 for new 2⅓% senior notes due 2021, at an exchange ratio of US$900 principal amount of the new 2⅓% senior notes for each US$1,000 principal amount of the old 6⅞% senior notes. US$217.5 million of the old 6⅞% senior notes was exchanged for US$195.8 million new 2⅓% senior notes. The extinguishment of the old 6⅞% senior notes resulted in a gain of $19.7 million, after the deduction of $4.9 million of related costs. A realized foreign exchange gain of $16.3 million also resulted from the exchange.

The new 2⅓% senior notes are unsecured and mature on April 14, 2021, with interest payable semi-annually on April 14 and October 14 of each year. They are unconditionally and irrevocably guaranteed by Harvest’s parent company, KNOC. A guarantee fee of 0.37% per annum of the principal balance is payable to KNOC semi-annually on April 14 and October 14 of each year. Also see note 19 – Related Parties.

11.	Capital Structure

Harvest considers its capital structure to be its credit facility, long term debt, related party loans, and shareholder’s equity.

	September 30, 2016	December 31, 2015
Credit facility(1)(2)	$888.6	$926.6
6⅞% senior notes (US$282.5 million)(2)(3)(4)	370.5	692.0
2⅛% senior notes (US$630 million)(2)(3)	826.4	871.9
2⅓% senior notes (US$195.8 million)(2)(3)(4)	256.8	—
Related party loans (US$355.8 million and CAD$200 million)(3)(4)	666.7	601.4
	$3,009.0	$3,091.9
Shareholder's deficiency	(461.3)	(275.3)
	$2,547.7	$2,816.6

(1)	Excludes letters of credit issued in the amount of $12.8 million at September 30, 2016 (December 31, 2015 - $9.7 million).
(2)	Excludes capitalized financing fees.
(3)	Face value converted at the period end exchange rate.
(4)	As at December 31, 2015, related party loans comprised of US$170 million from ANKOR, CAD$200 million and US$120 million from KNOC (see note 19 – Related Party Transactions).

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future operating and capital activities. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

The Company’s capital structure and liquidity needs are met through cash generated from operations, proceeds from asset dispositions, joint arrangements, borrowings under the credit facility, related party loans, long-term debt issuances and capital injections by KNOC.

Harvest evaluates its capital structure using the same financial covenants as the ones under the Company’s debt commitments.

12.	Financial Instruments

a) Fair Values

Financial instruments of Harvest consist of accounts receivable, accounts payable and accrued liabilities, borrowings under the credit facility, derivative contracts, senior notes, related party loans and long term liability. Cash and derivative contracts are the only financial instruments that are measured at fair value on a recurring basis. Harvest classifies the fair value of these transactions according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1:

quoted (unadjusted) prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3:	techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All financial instruments are level 2, except for the 2⅛% senior notes, which are level 1 and $14.5 million of the long-term liability (relating to the top-up obligation to DBP) at September 30, 2016, which is level 3. Also see note 8 – Investment in Joint Ventures and note 14 – Long-Term Liability. There were no transfers during the three and nine months ended September 30, 2016 and 2015.

	September 30, 2016		December 31, 2015

	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
Financial Assets
Loans and Receivables Measured at Cost
Accounts receivable	$35.9	$35.9	$57.9	$57.9
Total Financial Assets	$35.9	$35.9	$57.9	$57.9
Financial Liabilities
Held for Trading
Derivative contracts	$3.7	$3.7	$—	$—
Long-term liability	14.5	14.5	2.0	2.0
Measured at Amortized Cost
Accounts payable and accrued liabilities	119.3	119.3	166.8	166.8
Credit Facility	887.1	888.6	923.8	926.6
6⅞% senior notes	370.5	374.2	685.7	494.2
2⅛% senior notes	824.4	834.9	868.9	870.5
2⅓% senior notes	256.5	259.7	—	—
Related party loans	702.6	596.4	629.9	384.3
Long-term liability	45.7	37.1	54.5	29.0
Total Financial Liabilities	$3,224.3	$3,128.4	$3,331.6	$2,873.4

b)    Derivative Contracts

The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. These derivative contracts are entered for periods consistent with the underlying hedged transactions. Under hedge accounting, the effective portion of the unrealized gains and losses is included in OCL. When the hedged item is settled, the related effective portion of the realized gains and losses is removed from AOCL and included in petroleum and natural gas sales (see note 18). The ineffective portion of the unrealized and realized gains and losses are recognized in the consolidated statement of comprehensive loss.

Harvest has entered into U.S. dollar currency swap transactions related to LIBOR borrowings. This results in a reduction of interest expense paid on Harvest’s borrowings related to its credit facility. As a result of these transactions, Harvest’s effective interest rate for borrowings under the credit facility for the three and nine months ended September 30, 2016 was 1.5% and 1.6%, respectively. See note 9 – Credit Facility.

Derivative contracts (gains) losses recorded to income include the ineffective portion of the gains or losses on the derivative contracts designated as cash flow hedges, the gains or losses on the derivatives that were not designated as hedges and the gains or losses subsequent to the discontinuation of hedge accounting on the previously designated derivatives:

	Three months ended September 30
	2016			2015
	Realized	Unrealized		Realized	Unrealized
	losses	losses	Total	losses	losses	Total
Power	$0.5	$0.2	$0.7	$1.6 $	2.1	$3.7
Currency	—	6.7	6.7	—	—	—
Top-up obligation (note 8)	—	2.5	2.5	—	—	—
	$0.5	$9.4	$9.9	$1.6 $	2.1	$3.7

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Nine months ended September 30
	2016			2015
	Realized	Unrealized		Realized	Unrealized
	losses	losses	Total	losses	gains	Total
Power	$1.3	$0.1	$1.4	$2.2	$(0.6)	$1.6
Currency	—	3.2	3.2	0.2	—	0.2
Top-up obligation (note 8)	—	12.5	12.5	—	—	—
	$1.3	$15.8	$17.1	$2.4	$(0.6)	$1.8

The following is a summary of Harvest’s derivative contracts outstanding at September 30, 2016:

Contracts Designated as Hedges
Fair value of
Contract Quantity	Type of Contract	Term		liability
2,800 bbl/day	WCS price swap	Oct - Dec 2016	US$33.50/bbl	$ (0.4)

Contracts Not Designated as Hedges
				Fair Value of
Contract Quantity	Type of Contract	Term/Expiry	Contract Price	liability
12 MW	AESO power swap	Oct - Dec 2016	$34.63/MWh	$ (0.1)
US$380 million	Foreign exchange swap	October 2016	$1.32 Cdn/US	(3.2)
				$ (3.3)

13.	Provisions

			Head Office
			operating
	Upstream	BlackGold	lease	Total
Decommissioning liabilities at December 31, 2015	$796.6	$50.1	$—	$846.7
Environmental remediation at December 31, 2015	6.7	—	—	6.7
Other provisions at December 31, 2015	3.5	—	—	3.5
Less current portion	(45.7)	—	—	(45.7)
Balance at December 31, 2015	$761.1	$50.1	$—	$811.2

Decommissioning liabilities at December 31, 2015	$796.6	$50.1	$—	$846.7
Settled during the period	(4.1)	—	—	(4.1)
Revisions (change in estimated costs and discount rate)	67.6	13.0	—	80.6
Disposals	(139.6)	—	—	(139.6)
Accretion	12.3	0.9	—	13.2
Decommissioning liabilities at September 30, 2016	$732.8	$64.0	$—	$796.8
Environmental remediation at September 30, 2016	6.0	—	—	6.0
Other provisions at September 30, 2016	5.0	—	9.4	14.4
Less current portion	(16.9)	—	(1.4)	(18.3)
Balance at September 30, 2016	$726.9	$64.0	$8.0	$798.9

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning and environmental remediation liabilities to be approximately $1.2 billion at September 30, 2016 (December 31, 2015 – $1.4 billion), which will be incurred between 2016 and 2075. A risk-free discount rate of 1.7% (December 31, 2015 – 2.3%) and inflation rate of 1.7% (December 31, 2015 – 1.7%) were used to calculate the carrying value of the decommissioning and environmental remediation liabilities.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

At September 30, 2016, Harvest recognized an onerous contract provision of $9.4 million, relating to a Head Office operating lease agreement ending on August 31, 2025. The provision represents the present value of the difference between the future lease payments that Harvest is obligated to make under the non-cancellable operating lease agreement and sublease recoveries discounted at a credit adjusted rate of 14%, specific to the liability. This resulted in a $9.4 million onerous contract loss during the three and nine months ended September 30, 2016 (2015 – $nil). In addition to the onerous contract loss, Harvest impaired certain PP&E assets relating to this operating lease agreement. See Note 5 – PP&E.

14.	Long-Term Liability

	September 30, 2016	December 31, 2015
BlackGold liability(1)	$64.4	$62.0
Less: current portion of BlackGold liability(1)	(19.0)	(9.5)
Deferred rent and other(2)	11.1	13.2
Top-up obligation(3)	14.5	2.0
	$71.0	$67.7

(1)

Calculated using a discount rate of 5.5% at both September 30, 2016 and December 31, 2015. The current portion of the liability has been included with accounts payable and accrued liabilities. Harvest withheld the third deferred payment due April 30, 2016 as it is in process of conducting a comprehensive audit of costs and expenses incurred by the Contractor in connection with the work.

(2)	Includes deferred credits and an accrual related to Harvest’s long term incentive program.
(3)	See note 8 – Investment in Joint Ventures.

15.	Finance Costs

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Interest and other financing charges	$29.7	$29.4	$93.9	$90.5
Accretion of decommissioning and environmental	3.5	4.6	13.3	14.0
remediation liabilities (note 13)
Accretion of BlackGold long-term liability (note 14)	0.7	0.8	2.4	1.7
Less: interest capitalized	—	—	—	(9.7)
	$33.9	$34.8	$109.6	$96.5

16.	Foreign Exchange

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Realized (gains) losses on foreign exchange	$(13.6)	$(0.1)	$(38.7)	$0.8
Unrealized (gains) losses on foreign exchange	36.4	122.7	(69.3)	238.8
	$22.8	$122.6	$(108.0)	$239.6

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Supplemental Cash Flow Information

	Nine months ended September 30
	2016	2015
Source (use) of cash:
Accounts receivable	$22.0	$26.1
Prepaid expenses, long-term deposit and other	5.0	4.1
Accounts payable and accrued liabilities	(47.5)	(195.5)
Net changes in non-cash working capital	(20.5)	(165.3)

Changes relating to operating activities	(31.5)	(55.8)
Changes relating to investing activities	(20.3)	(103.6)
Reclass of long-term liability to accounts payable	9.5	(7.6)
Add: Other non-cash changes	21.8	1.7
	$(20.5)	$(165.3)

18.	Accumulated Other Comprehensive Loss (“AOCL”)

Designated Cash Flow
Hedges, Net of Tax
Balance at December 31, 2015	$—
Reclassification to net income of losses on cash flow hedges	(0.3)
Balance at September 30, 2016	$(0.3)

The following table summarizes the impacts of the cash flow hedges on the OCL.

	Three months ended September 30				Nine months ended September 30
	After-tax		Pre-tax		After-tax		Pre-tax
	2016	2015	2016	2015	2016	2015	2016	2015
Losses re-classified from OCL	$(0.5)	$(4.4)	$(0.7)	$(6.1)	$(0.3)	$(4.3)	$(0.4)	$(5.9)
Losses recognized in OCL	1.1	10.5	1.6	14.4	—	8.7	—	11.8
Total	$0.6	$6.1	$0.9	$8.3	$(0.3)	$4.4	$(0.4)	$5.9

19.	Related Party Transactions

a)	Related party loans

				Carrying	Interest		Carrying	Interest
Related		Interest		Value	Payable	Total	Value	Payable	Total
Party	Principal	Rate	Maturity Date	September 30, 2016			December 31, 2015
KNOC	US$171	5.91%	Dec 31, 2017	$224.3	$12.9	$237.2	$166.1	$4.1	$170.2
KNOC	$200	5.30%	Dec 30, 2018	194.8	25.5	220.3	193.2	16.7	209.9
ANKOR	US$170	4.62%	Oct 2, 2017	—	—	—	235.2	14.6	249.8
KNOC	US$184.8	4.66%	Oct 2, 2017	242.4	2.7	245.1	—	—	—
				$661.5	$41.1	$702.6	$594.5	$35.4	$629.9

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

				Three months ended		Nine months ended
Related		Interest		September 30		September 30
Party	Principal	Rate	Maturity Date	2016	2015	2016	2015
KNOC	US$171	5.91%	Dec 31, 2017	$3.3	$0.9	$9.0	$2.5
KNOC	$200	5.30%	Dec 30, 2018	3.5	3.5	10.4	10.3
ANKOR	US$170	4.62%	Oct 2, 2017	0.7	2.6	5.9	7.4
KNOC	US$184.8	4.66%	Oct 2, 2017	2.7	—	2.7	—
				$10.2	$7.0	$28.0	$20.2

The related party loans are unsecured and the loan agreements contain no restrictive covenants. Interest is due upon the maturity of the loans.

On June 30, 2016 Harvest entered into an US$184.8 million loan agreement with KNOC, due on October 2, 2017, with an interest rate of 4.66% per annum. Interest is due upon maturity. On July 6, 2016, Harvest drew down the US$184.8 million KNOC loan and used the proceeds to re-pay the US$170 million ANKOR loan, including accrued interest. ANKOR is a fully-owned subsidiary of KNOC. As a result of this transaction, a $15.7 million realized foreign exchange gain was recognized. At September 30, 2016 all related party loans are with KNOC.

Subsequent to September 30, 2016, KNOC and Harvest Board of Directors approved the conversion of all of KNOC’s outstanding related party loans plus accrued interest to common equity. The transaction is subject to certain registration requirements involving the government of South Korea and is expected to close in the fourth quarter of 2016. After the transaction closes there will be no related party loans outstanding.

b)    Other Related Party Transactions

Transactions
	Three months ended		Nine months ended
	September 30		September 30		Accounts payable as at
	2016	2015	2016	2015	September 30, 2016	December 31, 2015
G&A Expenses
KNOC(1)	$0.1	$(2.0)	$0.3	$(4.6)	$0.9	$0.8

Finance costs
KNOC(2)	$2.5	$1.2	$6.7	$3.4	$4.0	$3.5

(1)

Amounts relate to the payments to (reimbursement from) KNOC for secondee salaries. In 2015, the Global Technology and Research Centre (“GTRC”) was used as a training and research facility for KNOC. Amounts in 2015 include the reimbursement from KNOC for general and administrative expenses incurred by the GTRC.

(2)

Charges from KNOC for the irrevocable and unconditional guarantee they provided on Harvest’s 2⅛% and 2⅓% senior notes and the senior unsecured credit facility. A guarantee fee of 52 and 37 basis points per annum is charged by KNOC on the 2⅛% and 2⅓% senior notes, respectively and 37 basis points per annum on the credit facility (see note 9 – Credit Facility).

20.	Commitments

The following is a summary of Harvest’s estimated commitments as at September 30, 2016:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5	Total
Purchase commitments(1)	$22.1	19.5	19.0	61.0	121.6
Operating leases	6.8	15.3	17.2	30.8	70.1
Firm processing commitments	15.5	25.4	18.2	36.7	95.8
Firm transportation agreements	31.7	60.0	31.6	50.1	173.4
Employee benefits(2)	1.7	0.6	—	—	2.3
Total(3)	$77.8	$120.8	$86.0	$178.6 $	463.2

(1)	Relates to BlackGold oil sands project commitment, revised estimated capital costs for the Bellshill area and the DBP top-up obligation (see note 8 – Investment in Joint Ventures).
(2)	Relates to the long-term incentive plan payments.
(3)	See note 9 – Credit facility, note 10 - Long Term Debt, note 11 – Capital Structure and note 19 – Related Party Transactions for Harvest’s debt and related party loan obligations.

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